enerPLUS

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

March 27, 2014

Enerplus to Present at the 2014 CIBC Annual Energy Conference in Toronto

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Ian C. Dundas, President & Chief Executive Officer, will provide an update on Enerplus' activities at the CIBC 17th Annual Energy Conference in Toronto on Wednesday, April 2, 2014 at 9:25 AM ET (7:25 AM MT). Investors are invited to listen to a live webcast of the presentation at:

https://webcasts.welcome2theshow.com/cibcenergy2014

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.

Enerplus is a North American energy producer with a portfolio of oil and gas assets in resource plays that offer organic growth potential with superior economics. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that allows the successful development of our properties, supported by a strong financial plan. Through our activities, we strive to provide investors with a competitive return comprised of both growth and income.

For further information, please contact Investor Relations at 1-800-319-6462 or via e-mail at investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

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Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation